Organigram to Bolster Auto-Flower and Rare Cannabinoid Portfolio with Partial Third Tranche Investment of US $1M into Phylos
•The partial third tranche investment is expected to enable Organigram to expand its product portfolio, addressing consumer demand for unique and differentiated aromas and flavours.
•This strategic funding supports the growth and diversification of Organigram’s offerings with a view to enhancing its market position and appeal to consumers.
•Already a cultivation leader in high THCV cultivars, Organigram will now pilot higher potency rare cannabinoids such as CBG, CBC and CBDV.
TORONTO, July 24, 2024 --- Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the "Company" or "Organigram"), a leading licensed producer of cannabis, announced today that it has completed an early partial funding of its final third tranche investment into Phylos Bioscience Inc. (“Phylos”), a U.S. cannabis genetics company and provider of production ready seeds, with the remaining portion of the final tranche to be funded upon completion of the newly expanded final milestone.
As part of the expanded milestone, Phylos is required to deliver 21 unique auto-flower seed varietals for testing and phenotyping by Organigram no later than September 30, 2024, followed by a second cohort of 21 auto flower seed varietals to be delivered no later than January 31, 2025. In addition to the auto-flower seeds, Organigram received an expanded genetics licence from Phylos that, in addition to THCV, includes access to high potency CBG, CBC and CBDV seed based cultivars.
“We are pleased with the progress we’ve achieved to date and the benefits that have stemmed from this strategic investment. The continuous development and milestone achievements are instrumental in expanding and differentiating Organigram’s portfolio of seed-based cultivars, which are currently being scaled and have started to deliver tangible benefits to the organization,” says Borna Zlamalik, Senior Vice President, R&D and Innovation at Organigram.
Organigram’s THCV Portfolio
Organigram has exclusive rights in Canada (until May 2028) to commercialize THCV derived from Phylos’ cultivars, including Get S**T Done (1:3 THC: THCV) and Joyride (1:1 THC:THCV), two popular cultivars with THCV concentrations of 16+% that are higher than those available elsewhere in the market.
Organigram was one of the first cannabis producers to launch THCV products in Canada with SHRED’ems late last year. Since then, Organigram has launched six THCV SKUs in-market, across four formats, in a variety of ratios for consumers to experience and enjoy. Organigram is currently the only cannabis producer in Canada to offer whole-flower derived THCV products in the pre-milled and pre-roll categories.

Organigram’s THCV portfolio includes:
•SHRED Supersonic Citrus THCV pre-milled Flower
•SHRED X Guava Lime Go-Time Heavies Infused Pre- rolls
•SHRED’ems Guava Lime Go-Time 1:1 THCV:THC Gummies
•SHRED’ems Pink Lemonade Yuzu 2:1 THCV:THC Gummies
•Trailblazer Hustle n’ Haze THCV pre-rolls
•Monjour Cherry Citrus Sunshine 8:3:1 CBD/THCV/THC Gummies
Convertible Loan Details
Including the current partial third tranche advance, Organigram has now advanced an aggregate of US $7 million to Phylos in the form of a convertible loan (the “Convertible Loan”) funded in tranches. The balance of the third tranche, being an additional US $1 million, will be advanced to Phylos conditional upon successful completion of the expanded milestone no later than March 31, 2026.
The Convertible Loan accrues paid-in-kind interest (“PIK”) at a rate of U.S. Prime + 3.5% (with an overall cap of 11%) subject to certain conditions. The maturity date of the Convertible Loan is May 25, 2028, subject to one-year extensions and certain conditions. The Convertible Loan’s principal and PIK interest outstanding are convertible into common share equity of Phylos under certain circumstances (including but not limited to federal legalization or decriminalization of cannabis in the United States).
About Organigram
Organigram is a NASDAQ Global Select Market and TSX listed company whose primary wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis, cannabis-derived products and cannabis-infused edibles in Canada.
Organigram is focused on producing high-quality, cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates cultivation and manufacturing facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada).
About Phylos Bioscience Inc.
Phylos is a cannabis genetics company focused on producing genetics for the highest quality varietals that can be grown at scale in a cost-effective way. Phylos owns and sells products that are legal under US and Canadian laws – seeds that the US Drug Enforcement Administration (“DEA”) has deemed are hemp and exempt from the CSA under US law – and intellectual property related to the seeds. Phylos supports commercial-scale cultivation with the industry’s first Production-Ready Seed™: premium, phenotypically stable, fully feminized F1 hybrid seeds that deliver exceptional flower quality, potency, vigor, and yield. Phylos also leverages its proprietary technologies and its cultivation, extraction, and formulation expertise to provide partners with unparalleled Rare Cannabinoid genetics for natural, safe and effective ingredients.
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release.
Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks such as completion of the milestones by target dates established, regulatory and market conditions, the success of seed based production and the outcome of any commercialization efforts together with those factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.
Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
For Media enquiries:
Megan McCrae
Senior Vice President of Global Brands and Corporate Affairs
megan.mccrae@organigram.ca

For Investor Relations enquiries:
Max Schwartz
Director of Investor Relations
investors@organigram.ca